SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
GlenRose Instruments Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
January 16, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable	13G	Page	2	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenmare Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kenmare Fund I, L.P. was organized in Delaware

	5	SOLE VOTING POWER

NUMBER OF		235,756

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		235,756

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	235,756

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON*

	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Not Applicable	13G	Page	3	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenmare Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kenmare Offshore, Ltd., was incorporated in the Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		65,568

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,568

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1%

12	TYPE OF REPORTING PERSON*

	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Not Applicable	13G	Page	4	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenmare Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kenmare Capital Partners, LLC was organized in Delaware

	5	SOLE VOTING POWER

NUMBER OF		235,756

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		235,756

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	235,756

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON*

	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Not Applicable	13G	Page	5	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenmare Offshore Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kenmare Offshore Management, LLC was organized in Delaware

	5	SOLE VOTING POWER

NUMBER OF		65,568

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,568

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1%

12	TYPE OF REPORTING PERSON*

	OO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Not Applicable	13G	Page	6	of	11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		301,324

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		301,324

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	301,324

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON*

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	Not Applicable	13G	Page	7	of	11 Pages
Item 1(a). Name of issuer:
GlenRose Instruments Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
45 First Avenue, Waltham, MA 02451
Item 2(a). Name of Person Filing:
Kenmare Fund I, L.P.
Kenmare Offshore, Ltd.
Kenmare Capital Partners, LLC
Mark McGrath
Item 2(b). Address of Principal Offices or, if None, Residence:
712 Fifth Avenue
New York, MY
Item 2(c). Citizenship:
Mark McGrath is United States citizen.
Kenmare Fund I, L.P. was organized in Delaware.
Kenmare Capital Partners, LLC was organized in Delaware.
Kenmare Offshore, Ltd., was incorporated in the Cayman Islands.
Kenmare Offshore Management, LLC was organized in Delaware.
Item 2(d). Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e). CUSIP Number:
N/A

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No.	Not Applicable	13G	Page	8	of	11 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
The holdings reported herein are stated as of February 14, 2008.
(a)	Amount beneficially owned: 301,324. This amount consists of: (a) 235,756 shares directly held by Kenmare Fund I., L.P., whose general partner is Kenmare Capital Partners, LLC and may therefore be deemed to have voting and/or dispositive power over the shares; (b) 65,568 shares directly held by Kenmare Offshore, Ltd., whose investment manager is Kenmare Offshore Management, LLC, and may therefore be deemed to have voting and/or dispositive power over the shares. Mark McGrath is the controlling member of Kenmare Capital Partners, LLC and Kenmare Offshore Management, LLC and has sole voting power and dispositive power with respect to the shares held by these companies.

(b)	Percent of class: 9.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 301,324

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 301,324

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable.

CUSIP No.	Not Applicable	13G	Page	9	of	11 Pages
Item 10. Certification.
Not applicable.

CUSIP No.	Not Applicable	13G	Page	10	of	11 Pages
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.
Dated: February 14, 2008
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	Not Applicable	13G	Page	11	of	11 Pages
Exhibit 1
AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock GlenRose Instruments Inc.
This agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED this 14th day of February, 2008.

(Date) February 14, 2008

(Signature)

Mark McGrath
(Name/Title)

KENMARE FUND L, L.P.
By: Kenmare Capital Partners, LLC, its general partner

/s/ Mark McGrath Mark McGrath, an authorized person

KENMARE OFFSHORE, LTD
By: Kenmare Offshore Management, LLC, its manager

/s/ Mark McGrath Mark McGrath, as authorized person

KENMARE CAPITAL PARTNERS, LLC

/s/ Mark McGrath Mark McGrath, an authorized person

KENMARE OFFSHORE MANAGEMENT, LLC

/s/ Mark McGrath
Mark McGrath, as authorized person